UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
______________________________________________________________________________

GALAXY NUTRITIONAL FOODS, INC.
(Name of Subject Company)

______________________________________________________________________________

GALAXY NUTRITIONAL FOODS, INC.
(Name of Person Filing Statement)

______________________________________________________________________________

Common stock, $0.01 par value per share
(Title of Class of Securities)

______________________________________________________________________________

36317Q104
(CUSIP Number of Class of Securities)

______________________________________________________________________________

Michael E. Broll, Chief Executive Officer
6280 Hazeltine National Drive
Orlando, Florida 32822
1-407-855-5500
(Name, Address and Telephone Number of Person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copy to:
Donald E. Thompson II, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
New River Center, Suite 2100
200 East Las Olas Boulevard
Ft. Lauderdale, FL 33301
Telephone: 1-954-766-9701

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

(i)

ITEM 1.                      SUBJECT COMPANY INFORMATION.

(a)           Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the attached exhibits, this “Statement”) relates is Galaxy Nutritional Foods, Inc. a Delaware corporation (“the Company”). The address and telephone number of the Company’s principal executive office is 6280 Hazeltine National Drive Orlando, Florida 32822 and 1-407-855-5500.

(b)           Securities
The title of the class of equity securities to which this Statement relates is the Company’s Common Stock, par value $0.01 per share (the “Common Stock”).  As of December 31, 2008, there were 27,051,294 shares of Common Stock issued and outstanding.

ITEM 2.                      IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           Name and Address
This Statement is being filed by the subject company, Galaxy Nutritional Foods, Inc.  The Company’s name, business address and business telephone number are set forth in Item 1 above and are incorporated herein by reference. The Company’s website address is www.galaxyfoods.com. The information on the Company’s website should not be considered part of this Statement.

(b)           Offer
This Statement relates to the offer by Andromeda Acquisition Corp. (“the Purchaser”), a wholly-owned subsidiary of MW1 LLC, a Delaware limited liability company (“MW1”), to purchase all of the issued and outstanding shares of the Company’s Common Stock at a purchase price of $0.36 per share, in cash and without interest thereon (the “Offer Price”), on the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Offer is disclosed in a Tender Offer Statement on Schedule TO dated February 13, 2009 (the “Schedule TO”), filed by the Purchaser with the Securities and Exchange Commission (“SEC”). The Purchaser’s offer to purchase is filed as Exhibit (a)(1)(A) (the “Offer to Purchase”), and the related letter of transmittal is filed as Exhibit (a)(1)(B) (the “Letter of Transmittal”), to the Schedule TO.   According to the Schedule TO, the Offer will expire at 5:00 p.m., Eastern Time, on March 16, 2009, unless the Purchaser extends the Offer.

The Offer states that currently the sole equity holder of MW1 is Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”).  It also states that MW1 expects that Galaxy Partners, L.L.C., a Minnesota limited liability company and a 51.1% majority stockholder in the Company (“Galaxy Partners”) will become a 50% equity holder of MW1 prior to the expiration of the Offer by contributing its 13, 811,120 shares of the Company’s Common Stock, which it acquired in a private transaction on November 18, 2008 for $5 million.

This description of the terms of the Offer has been abstracted from the Offer to Purchase, Letter of Transmittal and other related materials filed by the Purchaser with the SEC.  Stockholders are urged to read such materials in their entirety, which may be located on the SEC’s website at www.sec.gov.

The Schedule TO states that the address of the principal executive offices of the Purchaser is c/o Mill Road Capital, L.P.  2 Sound View Drive, Suite 300  Greenwich, Connecticut 06830; telephone: 1-203-987-3500.

ITEM 3.                      PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described or referred to in this Statement, to the Company’s knowledge, as of the date on which this Statement was filed with the SEC, no material agreement, arrangement or understanding exists, nor is there an actual or potential conflict of interest, between (a) the Company, its executive officers, directors or affiliates or (b) the Purchaser, its executive officers, directors or affiliates.

Galaxy Partners; Interested Board Members; Other Matters

In early summer 2008, a third party introduced Timothy Krieger, whom the Company believes is currently the sole manager and governor of Galaxy Partners, to a broker who facilitated an introduction to David H. Lipka, Chairman of the Company Board. Mr. Lipka, on behalf of the Company and Frederick A. DeLuca, was seeking a purchaser for the interests in the Company held by Frederick A. DeLuca.  Mr. DeLuca was then the owner of 3,869,842 shares of the Company’s Common Stock (the “DeLuca Shares”) and a promissory note from the Company in the principal amount of $2,685,104.17 (the “Convertible Note”). The Convertible Note, which was convertible into shares of the Common Stock of the Company, was due to mature in October 2008 and the Company was seeking to have such Note either converted into shares of Common Stock or extended for a period of up to another year. Commencing in July 2008, Mr. Krieger and Mr. Lipka engaged in discussions regarding the purchase of the DeLuca Shares and the purchase and conversion of the Convertible Note.

In September, October and November 2008, negotiations continued among Mr. Krieger, Mr. Lipka and Mr. DeLuca, culminating in Galaxy Partners’ agreement to purchase Mr. DeLuca’s interests.

On November 18, 2008, the Company, Frederick A. DeLuca, and Galaxy Partners entered into a Stock Purchase Agreement pursuant to which Mr. DeLuca, in exchange for the sum of $5 million, sold to Galaxy Partners 3,869,842 Shares and assigned to Galaxy Partners all of his right, title and interest in and to the Convertible Note. In connection with the November Purchase Agreement, Galaxy Partners converted all of the outstanding principal and accrued interest under the Convertible Note into 9,941,278 shares of Common Stock. As a result of the conversion of the Convertible Note into 9,941,278 shares, Galaxy Partners acquired an aggregate of 13,811,120 shares of Common Stock and consequently became the Company’s majority stockholder, owning approximately 51.1% of the 27,051,294 issued and outstanding shares of Common Stock as of December 29, 2008.

Based upon information filed by Galaxy Partners with the SEC, the Company believes that Galaxy Partners is comprised of seven members. In consideration of the conversion of the Convertible Note into shares of Common Stock, the Company agreed to expand the size of the Company’s Board of Directors from four to seven members and elected three of the seven members of Galaxy Partners — Messrs. David B. Johnson, Timothy S. Krieger and Michael D. Slyce — to the Company’s Board.  Consequently, each of such directors has a conflict of interest in connection with the Offer.

The Offer states that MW1 expects that Galaxy Partners will become a 50% equity holder of MW1 prior to the expiration of the Offer by contributing its 13, 811,120 shares of the Company’s Common Stock.

Effective upon the closing of the transactions contemplated by the November Purchase Agreement, David H. Lipka, Chairman of the Company Board, entered into a Consultant Agreement by and among Mr. Lipka, Galaxy Partners and Fairway Dairy and Ingredients LLC, an affiliate of Galaxy Partners (“Fairway”). Under the Consulting Agreement, Mr. Lipka has been engaged as an independent consultant of Galaxy Partners to serve as, and in the capacity of, an adviser and consultant to the management of Galaxy Partners and Fairway. The consulting agreement has a term of three (3) years. In exchange for his services, Galaxy Partners agreed to pay Mr. Lipka aggregate consideration of $500,000, $300,000 of which was paid in November 2008 and $33,333 of which was paid in January 2009. In consideration of the consulting arrangement, Mr. Lipka agreed to waive his rights under the Company’s 2007 Stay Bonus, Severance Bonus and Sales Plan.

In connection with Galaxy Partners becoming the majority stockholder of the Company, Mr. Krieger entered into a letter agreement with Michael E. Broll, the Chief Executive Officer of the Company, dated October 30, 2008. Mr. Broll agreed to continue as CEO until March 31, 2009. In the event a new employment agreement could not be negotiated between the Company and Mr. Broll by such date, Mr. Krieger obligated the Company to pay Mr. Broll $20,000 per month for 25 consecutive months. The letter agreement was subsequently ratified by the Company Board on November 14, 2008.  The Company does not currently anticipate that a new employment agreement will be entered into with Mr. Broll.

ITEM 4.                      THE SOLICITATION OR RECOMMENDATION.

(a)           Solicitation or Recommendation

Based upon a determination by the Board, the Board is expressing no opinion and is remaining neutral with respect to the Offer. Each stockholder must make its own decision as to whether to tender its shares of Common Stock and, if so, how many shares to tender.  Messrs. David B. Johnson, Timothy S. Krieger and Michael D. Slyce, directors of the Company, have conflicts of interest in the Offer (as described in Item 3 above), and abstained from voting with respect to the determination by the Board as to the Company’s position with respect to the Offer.

Although the Board is expressing no opinion and is remaining neutral with respect to the Offer, the Board believes each stockholder should carefully read the Offer and this Statement before making any decision regarding tendering its shares and make such decision based on all of the available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, the stockholder’s views as to the Company’s prospects and outlook, the factors described below and any other factors that the stockholder deems relevant to its investment decision. The Board suggests that stockholders consider, among other things, the following factors in deciding whether to tender their Shares in the Offer:

•
Financial condition, results of operations, business and prospects of the Company: Stockholders should review the Company’s financial information set forth its most recent Form 10-Q for the quarter and nine months ended December 31, 2008 and other reports of the Company filed with the SEC.  The Company notes that the Offer was commenced before the filing of the Company’s most recent Form 10-Q and, accordingly, does not contain any discussion of the financial performance of the Company for the fiscal quarter ended December 31, 2008 nor take into account the significant improvement in the Company’s stockholders’ equity as a result of the conversion of the Convertible Note described in Item 3 above.  As set forth in the most recent 10-Q, in considering the Company’s future prospects stockholders should consider expectations that the cost of casein, a principal raw ingredient used in most of the Company’s products is anticipated to significantly decline in the Company’s fiscal year ending March 31, 2010.   Notwithstanding the foregoing anticipated improvement in our ingredient costs, for a number of reasons, including the current economic condition of the markets in which our products are sold, it is possible that sales of our products may decline.

•
Historical market prices of the Common Stock: Stockholders should review the information regarding the Company’s share price performance set forth in Section 6 of the Offer to Purchase (“Price Range of the Shares; Dividends on the Shares”) and also obtain a current market quotation for the Common Stock; and

•
Other Determinations of Value.  In considering the value of the Company’s shares, stockholders should consider that the historical share price of the Company’s Common Stock (particularly given the limited trading volume of our shares) may not necessarily be the best methodology to determine the value of the Company and the shares of Common Stock.

In addition, stockholders should consult their own financial, tax and legal advisors and make such other investigations concerning the Offer as they deem necessary.

(b)           Reasons

The Board resolved to express no opinion and remain neutral with respect to the Offer for the reasons stated above and the following reasons:

•
The Company has not participated in, and takes no responsibility for, the Offer. The Board believes that a stockholder’s decision on whether or not to tender shares in the Offer and, if so, how many shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances.

•
Especially in light of the recent volatility of the capital markets and the conversion of the Convertible Note, the Board does not have an appropriate recent valuation of the Company, and does not believe that is feasible to obtain an appropriate definitive valuation of the Company necessary to form a basis for a recommendation within the applicable regulatory timeframe.

(c)           Intent to Tender

To the Company’s knowledge, except as described below, after making reasonable inquiry, no executive officer, director, affiliate or subsidiary of the Company currently intends to tender any of their shares of Common Stock which are held of record or beneficially owned by such persons pursuant to the Offer.  Mr. David Lipka, our Chairman, has indicated that he is currently undecided as to whether or not he will tender shares of our Common Stock which he beneficially owns.

ITEM 5.                      PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.                      INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

 During the past sixty (60) days, no transactions in the Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.                      PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company is not undertaking or engaged in any negotiations in response to the Offer that relates to or would result in (i) a tender offer for or other acquisition of securities of the Company by the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (iii) a purchase, sale or transfer of a material amount of assets of the Company; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

There are no transactions, Board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8.                      ADDITIONAL INFORMATION.

Third Party Indication of Interest.

On January 22, 2009, Michael Broll, Chief Executive Officer of the Company, received a letter from an investment firm expressing a non-binding indication of interest to acquire 100% of the common stock of the Company at a cash price between $0.40 and $0.41 per share.  The letter also indicated that they would be willing to assume any obligations and reimburse Galaxy Partners for its payments already made under the consulting agreement between Galaxy Partners and Mr. Lipka.  Mr. Broll forwarded the letter to Mr. Lipka, who then forwarded the letter to the Company Board. After the members of the Company Board reviewed the letter, a Company Board meeting was called to discuss this preliminary indication of interest. Prior to the Company Board meeting, Galaxy Partners communicated to Mr. Lipka that it had no interest in selling its majority interest in the Company and therefore the preliminary indication of interest was not further discussed.

Shareholder Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Merger described in the Offer is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the Delaware General Corporation Law to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

The foregoing summary of the rights of dissenting stockholders under the Delaware General Corporation Law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the Delaware General Corporation Law, and is qualified in its entirety by the full text of Section 262 of the Delaware General Corporation Law, which is attached as Annex A to this Offer to Purchase. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the Delaware General Corporation Law. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

Forward- Looking Statements.

This Schedule 14D-9 contains forward-looking statements that may state the Company’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. In this Schedule 14D-9, statements containing words such as “projects”, “anticipates”, “plans”, “expects”, “intends”, “estimates” or similar words are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance and achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors, risks and uncertainties include statements regarding:

•           Our future prospects;
•           The effect of the current distressed economic condition in the markets in which are products are sold; and
•           expectations and forecasts regarding future expenses, including cost of goods sold (casein, in particular).

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s filings with the SEC. We are not required and undertake no obligation to publicly update or revise any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

ITEM 9.                      EXHIBITS.

(e) (i)
Stock Purchase Agreement dated November 18, 2008, among the Company, Frederick A. DeLuca and Galaxy Partners, L.L.C. (filed with the SEC by the Company as Exhibit 10.1 on Form 8-K filed November 21, 2008 and incorporated herein by reference).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 2, 2009                                                                           Galaxy Nutritional Foods, Inc.

By:             /s/ Michael E. Broll
Michael E. Broll
Chief Executive Officer